UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

   For January 7, 2010

Commission File Number: 001-33916

ASIA SPECIAL SITUATION ACQUISITION CORP.

c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

ASIA SPECIAL SITUATION ACQUISITION CORP. (“ASSAC” OR THE “COMPANY”) AND THE OTHER ENTITIES DESCRIBED IN THIS FORM 6-K (COLLECTIVELY, THE “TARGET COMPANIES”) CLAIM THE PROTECTION OF THE SAFE HARBOR FOR “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. SUCH FORWARD-LOOKING STATEMENTS, BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF MANAGEMENT OF THE COMPANY AND THE TARGET COMPANIES REGARDING, AMONG OTHER THINGS, THE COMPANY’S PROPOSED BUSINESS COMBINATION AS DISCUSSED HEREIN AND THE BUSINESS OF THE TARGET COMPANIES, ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS: (I) THE COMPANY’S ABILITY TO COMPLETE ITS PROPOSED BUSINESS COMBINATION WITH THE TARGET COMPANIES WITHIN THE SPECIFIED TIME LIMITS; (II) OFFICERS AND DIRECTORS ALLOCATING THEIR TIME TO OTHER BUSINESSES OR POTENTIALLY HAVING CONFLICTS OF INTEREST WITH THE COMPANY’S BUSINESS OR IN APPROVING THE TRANSACTION; (III) SUCCESS IN RETAINING OR RECRUITING, OR CHANGES REQUIRED IN, THE COMPANY’S OFFICERS, KEY EMPLOYEES OR DIRECTORS FOLLOWING THE TRANSACTION; (IV) THE POTENTIAL LIQUIDITY AND TRADING OF THE COMPANY’S PUBLIC SECURITIES; (V) THE COMPANY’S REVENUES AND OPERATING PERFORMANCE; (VI) CHANGES IN OVERALL ECONOMIC CONDITIONS; (VII) ANTICIPATED BUSINESS DEVELOPMENT ACTIVITIES OF THE COMPANY FOLLOWING THE TRANSACTION; (VIII) RISKS AND COSTS ASSOCIATED WITH REGULATION OF CORPORATE GOVERNANCE AND DISCLOSURE STANDARDS (INCLUDING PURSUANT TO SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002); AND (IX) OTHER RELEVANT RISKS DETAILED IN THE COMPANY’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND THOSE FACTORS LISTED IN THE PROXY STATEMENT UNDER “RISK FACTORS”. THE INFORMATION SET FORTH HEREIN SHOULD BE READ IN LIGHT OF SUCH RISKS. NEITHER THE COMPANY NOR THE TARGET COMPANIES ASSUMES ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED IN THIS REPORT.

THE COMPANY INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SECURITYHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING THE COMPANY’S SECURITIES, REGARDING ITS PROPOSED BUSINESS COMBINATION WITH THE TARGET COMPANIES, AS DESCRIBED IN THE PROXY STATEMENT.

ON JANUARY 7, 2010, THE COMPANY INTENDS TO FILE WITH THE SEC THE DEFINITIVE PROXY STATEMENT AS AN EXHIBIT TO A SEPARATE FORM 6-K INTERIM REPORT IN CONNECTION WITH THE PROPOSED TRANSACTIONS, AND ON JANUARY 8, 2010 WILL MAIL ON THE DEFINITIVE PROXY STATEMENT TO HOLDERS OF RECORD OF ITS SHARES AS OF JANUARY 4, 2010. SECURITYHOLDERS OF THE COMPANY AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER DOCUMENTS FILED OR TO BE FILED BY THE COMPANY WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ THE COMPANY’S FINAL PROSPECTUS, DATED JANUARY 16, 2008, ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 (THE “ANNUAL REPORT”) AND OTHER REPORTS AS FILED WITH THE SEC, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE COMPANY’S OFFICERS AND DIRECTORS AND THEIR AFFILIATES AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE PROPOSED TRANSACTION. STOCKHOLDERS AND OTHERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT WITHOUT CHARGE, BY DIRECTING A REQUEST TO THE COMPANY IN WRITING C/O HODGSON RUSS, LLP, 1540 BROADWAY, 24TH FLOOR, NEW YORK, NY 10036, OR BY TELEPHONE AT (212) 751-4300. FREE COPIES OF THESE DOCUMENTS CAN ALSO BE OBTAINED, WHEN AVAILABLE, AT THE SEC’S INTERNET SITE (http://www.sec.gov).

THE COMPANY AND THE TARGET COMPANIES AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS. THE UNDERWRITERS OF THE COMPANY’S INITIAL PUBLIC OFFERING AND OTHER INVESTMENT BANKING ADVISORS MAY PROVIDE ASSISTANCE TO THE COMPANY, THE TARGET COMPANIES AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, AND MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES. A SUBSTANTIAL PORTION OF THE UNDERWRITERS’ FEES RELATING TO THE COMPANY’S INITIAL PUBLIC OFFERING WERE DEFERRED PENDING STOCKHOLDER APPROVAL OF THE COMPANY’S INITIAL BUSINESS COMBINATION AND OTHER ADVISORS ENGAGED BY THE COMPANY WILL RECEIVE CERTAIN SUCCESS FEES UPON CONSUMMATION OF THE PROPOSED TRANSACTIONS.  ACCORDINGLY, SHAREHOLDERS ARE ADVISED THAT THE UNDERWRITERS AND SUCH OTHER ADVISORS HAVE A FINANCIAL INTEREST IN THE SUCCESSFUL OUTCOME OF THE PROXY SOLICITATION AND TRANSACTIONS. INFORMATION ABOUT THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS ANNUAL REPORT. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF POTENTIAL PARTICIPANTS IS INCLUDED IN THE DEFINITIVE PROXY STATEMENT AND OTHER MATERIALS TO BE FILED BY THE COMPANY WITH THE SEC.

THE INFORMATION ON NEITHER THE COMPANY’S WEBSITE NOR THE TARGET COMPANIES’ WEBSITE IS, AND SHALL NOT BE DEEMED TO BE, A PART OF THIS CURRENT REPORT OR INCORPORATED IN FILINGS THE COMPANY OR THE TARGET COMPANIES MAKE WITH THE SEC.

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

Entry Into a Material Definitive Agreements.

Asia Special Situation Acquisition Corp. (“ASSAC” or the “Company”) was formed as a special purpose acquisition corporation under Cayman Islands law in March 2007 for the purpose of acquiring control of one or more unidentified operating businesses, through a capital stock exchange, asset acquisition, stock purchase, or other similar transaction, including obtaining a majority interest through contractual arrangements.  In January 2008, the Company consummated an initial public offering of equity securities from which $115.0 million of net proceeds was placed in the Trust Account.  The Company is seeking to consummate as its business combination the acquisition of significant assets in the financing and financial services industries, through the purchase of up to three offshore specialty insurance companies and the consolidation of approximately $650.0 million of net assets of a series of investment funds with one or more of such insurance companies, all as described below.  All or certain of the proposed transactions described below must be consummated on or before January 23, 2010 (the “Closing Date”); failing which the Company may be required to liquidate and distribute to its public shareholders the proceeds of its $115.0 million trust fund.

On January 6, 2010, the Company entered into a series of agreements (the “Acquisition Agreements”), all dated as of December 31, 2009.    The Acquisition Agreements consist of:

(a)           a share exchange agreement (the “Amalphis Agreement”), by and among the Company, Amalphis Group, Inc., a British Virgin Islands company (“Amalphis”), and its wholly-owned subsidiary, Allied Provident Insurance Company Ltd., a Barbados specialty property and casualty insurance and reinsurance company (“Allied Provident” and, together with Amalphis, the “Allied Provident Group”), and the other shareholders of Amalphis, pursuant to which the Company will acquire an 81.5% equity interest in the Allied Provident Group, including various other securities;

(b)           a non-binding letter of intent, dated as of December 22, 2009, by and among the Company, Northstar Group Holdings, Ltd., a Bermuda company (“Northstar”), Commerzbank AG and the other equity holders of Northstar (the “Northstar Agreement”), it is contemplated that on or following consummation of the transactions contemplated by the Stillwater Merger Agreement, Stillwater Asset Purchase Agreements, the Wimbledon Asset Purchase Agreements, and the Amalphis Agreement, the Company will acquire, through a merger transaction, Northstar and its wholly-owned subsidiaries, Northstar Reinsurance, Ltd., a Bermuda company (“Northstar Bermuda”), and Northstar Reinsurance Ireland Ltd., an Ireland company (“Northstar Ireland” and, together with Northstar and Northstar Bermuda, the “Northstar Companies”);

(c)           four separate agreements and plans of merger (the “Stillwater Merger Agreements”) with an aggregate of eight pooled investment funds, each organized as Delaware limited partnerships, that invest in asset backed loans and hedge funds, pursuant to which ASSAC will acquire, through subsidiary partnerships, 100% of the assets and assume all of the liabilities of such funds (collectively, the “Stillwater Delaware Funds”);

(d)           two separate asset purchase agreements (the “Stillwater Asset Purchase Agreements”) with an aggregate of four pooled investment funds, each organized as Cayman Islands exempted companies, that invest in asset backed loans and in other hedge funds, pursuant to which wholly-owned subsidiaries of ASSAC will acquire all the assets and assume the liabilities of such funds (collectively, the “Stillwater Cayman Funds”); and

(e)           two separate asset purchase agreements (the “Wimbledon Asset Purchase Agreements”) with two master funds in separate master-feeder structures which invest in investment pools managed by investment managers, pursuant to which we will acquire all or substantially all of the assets and assume all of the liabilities of such funds (collectively, the “Wimbledon Funds”).

The Stillwater Delaware Funds and the Stillwater Cayman Funds (collectively, the “Stillwater Funds”) are managed by Stillwater Capital Partners, Inc. (“Stillwater”) which will continue to manage the assets acquired from the Stillwater Funds by the Company in accordance with a three year renewable management agreement (the “Stillwater Management Agreement”).  The Wimbledon Funds are managed by Weston Capital Asset Management LLC, a Delaware limited liability company (“Weston”), which will continue to manage the assets acquired from the Wimbledon Funds by the Company in accordance with management agreements (the “Weston Management Agreements”).

The estimated total purchase prices for all of the Stillwater Funds as at December 31, 2009 is approximately $540.0 million.  The estimated purchase prices for the Wimbledon Funds as at December 31, 2009 is approximately $114.0 million. All such purchase prices are based on the estimated net asset values or “NAV” of all of the Stillwater Funds and the Wimbledon Funds (the “Estimated NAV”).  The term “NAV” is generally defined in the Acquisition Agreements to mean (a) the value of the assets of the Stillwater Funds or Wimbledon Funds, as applicable, as determined in accordance with mutually agreed upon traditional NAV valuation methods, less (b) all liabilities of each of the Stillwater Funds or Wimbledon Funds, as applicable, including without limitation, all accounts payable, accrued expenses, notes payable, all outstanding affiliated obligations and the aggregate amount of all outstanding “redemption claims” (as defined).

ASSAC intends to acquire the equity and assets of the Stillwater Funds and the Wimbledon Funds through the issuance of approximately $650.0 million of ASSAC Series A Fixed Price Mandatory Convertible Preferred Shares (the “ASSAC Preferred Shares”).  The ASSAC Preferred Shares shall:

(a)           have a per share stated value and liquidation value of $1,000 per share;

(b)           vote on an “as converted basis” with the holders of ordinary shares of ASSAC;

(c)           automatically (and without any action on the part of the holder or ASSAC) commence to convert into ASSAC Ordinary Shares (the “Conversion Shares”), at a conversion price of $7.50 per share (the “Conversion Price”) on July 31, 2010 (the “Conversion Date”); provided that one-sixth (or 16.66%) of the total number of ASSAC Preferred Shares will convert each month commencing July 31, 2010 (so that all of the ASSAC Preferred Shares will not be converted until December 31, 2010);

(d)           pay a 5% annual dividend on the “Purchase Price Value,” as adjusted following the Closing based upon third party appraisals of the NAV of each of the Stillwater Funds and the Wimbledon Funds as at December 31, 2009 (the “Adjusted Purchase Value”), payable at the time of automatic conversion in additional ASSAC Ordinary Shares;

(e)           be convertible into that number of Conversion Shares (as adjusted following the Closing based on the applicable NAV Appraisal) as shall be calculated by dividing (i) the Adjusted Purchase Value applicable to the Stillwater Fund(s) and specific assets acquired from the Wimbledon Funds, by (ii) $7.50;

(f)           provide that each ASSAC Preferred Share issuable to the limited partners of the Stillwater Delaware Funds and to the Stillwater Cayman Funds or their shareholders shall be convertible at a ratio (the “Conversion Ratio”) as shall be determined by dividing (i) the Conversion Shares (as adjusted following the Closing based on the applicable NAV Appraisal), by (ii) the number of ASSAC Preferred Shares of ASSAC issued to such holders; and

(g)           contain customary weighted average anti-dilution provisions.

The consideration (payable in ASSAC Preferred Shares) to be paid on the Closing Date pursuant to (i) each of the Stillwater Merger Agreements (the “Merger Consideration”) and (ii) each of the Stillwater Asset Purchase Agreements and the Wimbledon Asset Purchase Agreements, as the purchase prices for the assets of such Stillwater Cayman Funds and Wimbledon Funds (the “Asset Purchase Consideration”), and collectively, with the Merger Consideration, the “Purchase Values”) shall be equal to the Estimated NAV of each such fund.  In the case of asset backed funds the Purchase Values are 100% of the Estimated NAVs.  In the case of certain of the other funds, the Purchase Values are based on discounts (ranging from 65% to 90%) of the Estimated NAVs.  The final Purchase Values, and the basis upon which the ASSAC Preferred Shares shall convert into Conversion Shares, will be adjusted following the Closing Date, to the extent obtainable based upon fair market appraisals (the “NAV Appraisals”) of the NAV (valued at the high end of any applicable range) of each of the Stillwater Funds and the Wimbledon Funds as at December 31, 2009.  Because of the difficulty in appraising net asset values of other hedge funds, in the case of  (i) the Wimbledon Funds that have an Estimated NAV of $114.0 million and (ii) certain of the Stillwater Funds that have aggregate Estimated NAVs of approximately $68.150 million, the Company has agreed to issue an aggregate of approximately 158,500 of its Preferred Shares (convertible into an aggregate of approximately 21,133,333 ordinary shares, of which 12,066,667 ordinary shares will be issued to the Wimbledon Funds, and the balance of such ordinary shares will be issued to the Stillwater Funds) to acquire the investment assets of such funds.

Accordingly, if, for example, up to $450.0 million in Estimated NAV, represented by 450,000 ASSAC Preferred Shares are issued at closing to certain of the Stillwater Funds or its partners or shareholders, but the post-closing NAV Appraisals reflect that the aggregate Purchase Values of the Stillwater Funds should be reduced to $400.0 million, then and in such event, the 450,000 ASSAC Preferred Shares automatically commence to convert on July 31, 2010 at $7.50 per share into an aggregate of 53.33 million ASSAC ordinary shares, having an adjusted purchase value of $400.0 million.

Under the terms of the Amalphis Agreement, the Company will acquire 81.5% of the equity of the Allied Provident Group together with certain additional investments of Amalphis for an aggregate of 87,000 shares of ASSAC Preferred Stock. For the nine months ended September 30, 2009, the net income and net revenues of Allied Provident was approximately $9.1 million and $21.5 million, respectively. It is contemplated that upon consummation of its acquisitions of the investment assets of the Wimbledon Funds, the Company will contribute all of such investment assets to Allied Provident or a subsidiary thereof, thereby increasing its equity and regulatory capital from approximately $87.0 million to almost $200.0 million.  In addition, the Company may contribute all or a portion of the investment assets represented by the Stillwater Funds to Allied Provident, or may allocate all or a portion of such investment assets to Northstar Bermuda and/or Northstar Ireland, if and when such acquisition is consummated.

ASSAC is currently negotiating to acquire, for $7.0 million payable in cash, all of the equity of Northstar Holdings Group, Inc., a Bermuda corporation, which owns 100% of Northstar Bermuda and Northstar Ireland.  If the proposed acquisition of the Northstar Companies is consummated, ASSAC intends to contribute all or a portion of the the equity of the entities owning the investment assets of the Stillwater Funds (or such investment assets directly) to the capital of Northstar Bermuda and/or Northstar Ireland.  Consummation of the acquisition of the Northstar Companies is subject to a number of conditions, including, without limitation, (i) completion of a mutually satisfactory due diligence investigations; (ii) negotiation and execution of a definitive merger or related agreement; (iii) obtaining certain insurance regulatory approvals, and (iv) obtaining the consent of Commerzbank, the senior lender to the Northstar Companies.  There can be no assurances that ASSAC will enter into such agreement, that prior approvals (including ASSAC shareholder approvals) will be obtained or that ASSAC will be able to consummate the proposed transaction with Northstar.

In the event that, for any reason, the Northstar transaction is not consummated, ASSAC will contribute the equity of the various Stillwater Funds it acquires, or the investment assets of such Stillwater Funds, to the capital of Allied Provident.

Consummation of the acquisition of the Allied Provident Group, and the related acquisition of the net assets and liabilities of the Stillwater Funds and Wimbledon Funds are subject to, among other customary closing conditions (i) ASSAC obtaining the required ASSAC shareholder approvals; and (ii) otherwise complying with its obligations and requirements as a special purpose acquisition company.

In a separate press release filed as an exhibit to this Form 6-K, ASSAC has announced that its shareholders of record as of January 4, 2010 will be invited to attend an Extraordinary General Meeting of Shareholders to vote upon, or submit a proxy to vote upon, among other things, the acquisition transactions referenced in this Form 6-K.  The Extraordinary General Meeting of Shareholders is scheduled to be held 10:00 a.m., New York time, on January 19, 2010 at the offices of Hodgson Russ LLP, the Company’s counsel, at 1540 Broadway, 24th floor, New York, New York 10036.  The full meeting agendas will be detailed in the definitive proxy statement to be mailed to all shareholders of record as of January 4, 2010.

On January 7, 2010, ASSAC also intends to file with the SEC its proxy statement as an exhibit to a separate Form 6-K, and mail the definitive proxy statement to its shareholders on or about January 8, 2010.  ASSAC intends to hold its Extraordinary General Meeting of Shareholders to consider and approval all or certain of the above described transactions on January 19, 2010.  Because ASSAC is a foreign private issuer, such proxy statement is not subject to the proxy rules ordinarily governing shareholder meetings and the solicitation of proxies by public reporting companies.

This Form 6-K and the attached press release is not a proxy statement or a solicitation of proxies from the holders of the Company’s securities. Any solicitation of proxies will be made only pursuant to the Definitive Proxy Statement to be mailed to all shareholders of the Company who hold such securities as of the January 4, 2010 record date. In addition, this Form 6-K does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities.  The description of the transactions and documents referred to herein are summaries, and are subject in all cases to the definitive terms and conditions set forth in the agreements and other documents attached as exhibits to this Form 6-K.  Interested investors and security holders are urged to read the Proxy Statement and appendices thereto, when available, and the current reports because they contain important information about the Company, and the proposals to be presented at the Extraordinary General Meeting of Shareholders.

Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

Not applicable.

(b) Pro forma financial information.

Not applicable.

(c) Shell company transactions.

Not applicable.

(d) Exhibits.

Exhibit Number	Description
10.1	Letter of Intent, dated December 18, 2009, with Stillwater Capital Partners, Inc.
10.2	Letter Agreement dated December 22, 2009 with Northstar Companies.
10.3	Stillwater Merger Agreements, dated as of December 31, 2009.
10.4	Stillwater Asset Purchase Agreements, dated as of December 31, 2009.
10.5	Form of Stillwater Investment Management Agreement.
10.6	Wimbledon Financing Master Fund Asset Purchase Agreement, dated as of December 31, 2009.
10.7	Wimbledon Real Estate Financing Master Fund Asset Purchase Agreement, dated as of December 31, 2009.
10.8	Amalphis Group Share Exchange Agreement, dated as of December 31, 2009.
10.9	Marseilles Capital and Marshall Manley Share Purchase Agreement
10.10	Marshall Manley Employment Agreement.
10.11	Engagement Agreement with Roth Capital Partners.
10.12	Form of Wimbledon Financing Master Fund Management Agreement.
10.13	Form of Wimbledon Real Estate Financing Master Fund Management Agreement.
10.14	Form of Registration Rights Agreement.
99.1	Press release dated January 7, 2010.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

ASIA SPECIAL SITUATION ACQUISITION CORP.

January 7, 2010	By:
/s/ Gary T. Hirst
Dr. Gary T. Hirst
President